UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
(Rule 14d – 100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
____________________

AMERICAN RETIREMENT VILLAS PROPERTIES II,

A CALIFORNIA LIMITED PARTNERSHIP
(Name of Subject Company (Issuer))

ARV ASSISTED LIVING, INC.
(Name of Filing Person (Offeror))

LIMITED PARTNERSHIP UNITS
(Title of Class of Securities)
_______________________

(CUSIP Number of Class of Securities)

John A. Moore
Chief Executive Officer
ARV Assisted Living, Inc.
245 Fischer Avenue, Suite D-1
Costa Mesa, CA 92626
(714) 751-7400
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of filing person

With a copy to:
Lee Parks, Esq.
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York 10004
(212) 859-8000
____________________

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☒	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
EXHIBIT INDEX

SCHEDULE TO

     On December 15, 2003, American Retirement Villas Properties II, a California limited partnership (the “Partnership”), of which ARV Assisted Living, Inc, a Delaware corporation, is the general partner, issued its press release responding to an unsolicited “mini tender” offer. A copy of the press release, together with the related Appraisals (as defined in the press release), were filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2003 as Exhibits to the Form 8-K filed on such date by the Partnership. This press release and the related Appraisals are incorporated herein by reference.

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EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated December 15, 2003 (filed as Exhibit 99.1 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

99.2	Retirement Inn of Burlingame Property Appraisal (filed as Exhibit 99.2 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

99.3	Retirement Inn of Campbell Property Appraisal (filed as Exhibit 99.3 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

99.4	Retirement Inn of Daly City Property Appraisal (filed as Exhibit 99.4 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

99.5	Retirement Inn of Fremont Property Appraisal (filed as Exhibit 99.5 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

99.6	Retirement Inn of Fullerton Property Appraisal (filed as Exhibit 99.6 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

99.7	Montego Heights Lodge Property Appraisal (filed as Exhibit 99.7 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

99.8	Retirement Inn of Sunnyvale Property Appraisal (filed as Exhibit 99.8 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

99.9	Valley View Lodge Property Appraisal (filed as Exhibit 99.9 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

99.10	Covina Villa Property Appraisal (filed as Exhibit 99.10 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

99.11	Willow Glen Property Appraisal (filed as Exhibit 99.11 to Form 8-K of the Partnership, filed with the SEC on December 15, 2003)

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